SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006

Commission File Number 1-14483

TELEMIG CELULAR PARTICIPAÇÕES S.A.
 (Exact name of registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
 (Translation of registrant’s name into English)

SCN QUADRA 4, Ed. Centro Empresarial Varig, sala 702-A
Cep: 70714-000 – Brasília, DF, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F:               Form 40-F:

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:             No:

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:             No:

       (Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes:             No:

Oscar Thompson CEO and Head of Investor Relations oscar@telepart.com.br Phone: +55 (61) 3429-5620

TELEMIG CELULAR PARTICIPAÇÕES S.A. CONTINUES TO BE DELAYED IN FILING ITS ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

Brasília, December 26, 2006 – Telemig Celular Participações S.A. (the “Registrant”) (BOVESPA: TMCP3 (Common)/TMCP4 (Preferred); NYSE: TMB), the holding company of Telemig Celular S.A. (“Telemig Celular”), a provider of wireless telecommunications services in the State of Minas Gerais in Brazil, announces that its annual report on Form 20-F for the fiscal year ended December 31, 2005 will not be filed with the U.S. Securities and Exchange Commission (“SEC”) before December 31, 2006.

Supported by court decisions rendered in litigation over the control of both the Registrant and Telemig Celular, all members of the board of directors of Telemig Celular and its affiliates, and its management were replaced in October 2006.

Upon assuming the operations of Telemig Celular, the current management engaged consultants to thoroughly review its business and accounting procedures. This review has not yet been concluded. The Registrant and Telemig Celular continue to assiduously work towards the conclusion of the review, in order to file the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2005 as soon as possible.

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This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company’s management. The words “anticipates”, “believes”, “estimates”, “forecasts”, “intends”, “plans”, “predicts”, “projects” and “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company’s operations as an independent, private-sector, entity and the risks and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government’s telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company’s current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEMIG CELULAR PARTICIPAÇÕES S.A.
Date: December 26, 2006	By:	/s/ OSCAR THOMPSON

	Name:	Oscar Thompson
	Title:	CEO and Head of Investor Relations